Exhibit 99.1

SILVERCORP METALS INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended December 31, 2024 and 2023

(Tabular amounts are in thousands of US dollars, unless otherwise stated)

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Income

(Unaudited - Expressed in thousands of U.S. dollars, except per share amount and number of shares)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2024	2023	2024	2023
Revenue	4	$83,614	$58,508	$223,782	$172,506
Cost of mine operations
Production costs		26,879	22,566	73,684	68,132
Depreciation and amortization		8,597	7,382	22,764	21,560
Mineral resource taxes		2,271	1,372	5,466	4,335
Government fees and other taxes	5	12,671	808	14,021	2,216
General and administrative	6	3,966	3,073	10,442	8,712
		54,384	35,201	126,377	104,955
Income from mine operations		29,230	23,307	97,405	67,551

Corporate general and administrative	6	4,553	3,228	13,816	10,688
Property evaluation and business development		225	562	2,904	785
Foreign exchange loss		629	701	—	1,614
Gain on investments	10	(1,472)	(6,204)	(7,528)	(6,687)
Gain on derivative liabilities	15/18	(11,561)	—	(11,561)	—
Share of loss in associates	11	379	5,680	1,263	7,025
Dilution gain on investment in associate	11	—	—	—	(733)
Loss on disposal of plant and equipment		32	8	179	38
Other (income) expense		(2,870)	1,649	(2,461)	2,178
Income from operations		39,315	17,683	100,793	52,643

Finance income	7	2,250	1,561	5,864	4,797
Finance costs	7	(3,123)	(51)	(3,270)	(165)
		38,442	19,193	103,387	57,275

Income tax expense	8	7,229	5,123	20,991	15,222
Net income		$31,213	$14,070	$82,396	$42,053
Attributable to:
Equity holders of the Company		$26,130	$10,510	$65,775	$30,777
Non-controlling interests	20	5,083	3,560	16,621	11,276
		$31,213	$14,070	$82,396	$42,053

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.12	$0.06	$0.33	$0.17
Diluted earnings per share		$0.12	$0.06	$0.33	$0.17
Weighted Average Number of Shares Outstanding - Basic		217,475,279	176,905,791	199,608,181	176,892,354
Weighted Average Number of Shares Outstanding - Diluted		220,212,314	179,437,206	202,213,409	179,423,769

Approved on behalf of the Board:

(Signed) Ken Robertson	(Signed) Rui Feng
Director	Director

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income (loss)

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2024	2023	2024	2023

Net income		$31,213	$14,070	$82,396	$42,053
Other comprehensive income (loss), net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment		(17,688)	15,071	(3,890)	(9,315)
Share of other comprehensive (loss) income in associates	11	(625)	239	(601)	236
Reclassification to net income upon ownership dilution of investment in associates		—	—	—	(34)
Items that will not subsequently be reclassified to net loss:
Change in fair value on equity investments designated as FVTOCI	10	(105)	113	(244)	5
Other comprehensive (loss) income, net of taxes		$(18,418)	$15,423	$(4,735)	$(9,108)
Attributable to:
Equity holders of the Company		$(21,046)	$13,237	$(4,347)	$(6,834)
Non-controlling interests	20	2,628	2,186	(388)	(2,274)
		$(18,418)	$15,423	$(4,735)	$(9,108)
Total comprehensive income		$12,795	$29,493	$77,661	$32,945

Attributable to:
Equity holders of the Company		$11,116	$23,747	$61,428	$23,943
Non-controlling interests		1,679	5,746	16,233	9,002
		$12,795	$29,493	$77,661	$32,945

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited - Expressed in thousands of U.S. dollars)

As at	Notes	December 31, 2024	March 31, 2024
Current Assets
Cash and cash equivalents	24	$344,655	$152,942
Short-term investments	9	9,992	31,949
Trade and other receivables		1,073	2,202
Inventories		21,848	7,395
Due from related parties	21	1,094	590
Income tax receivable		35	71
Prepaids and deposits		4,703	6,749
		383,400	201,898
Non-current Assets
Long-term prepaids and deposits		2,549	1,634
Reclamation deposits		4,314	4,409
Other investments	10	11,527	46,254
Investment in associates	11	47,743	49,426
Investment properties	12	521	463
Plant and equipment	3, 13	94,564	79,898
Mineral rights and properties	3, 14	572,615	318,833
Long-term receivables		952	—
TOTAL ASSETS		$1,118,185	$702,815
Current Liabilities
Accounts payable and accrued liabilities		$74,594	$41,797
Current portion of lease obligation	16	276	213
Current portion of convertible notes	15	703	—
Deposits received		6,234	4,223
Income tax payable		1,382	921
		83,189	47,154
Non-current Liabilities
Long-term portion of lease obligation	16	1,113	1,102
Long-term portion of convertible notes	15	106,575	—
Derivative liabilities	15, 18	30,196	—
Deferred income tax liabilities		57,289	51,108
Environmental rehabilitation	17	5,781	6,442
Total Liabilities		284,143	105,806
Equity
Share capital		410,569	258,400
Equity reserves		(16,153)	(12,908)
Retained earnings		314,845	261,763
Total equity attributable to the equity holders of the Company		709,261	507,255

Non-controlling interests	4, 20	124,781	89,754
Total Equity		834,042	597,009

TOTAL LIABILITIES AND EQUITY		$1,118,185	$702,815

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended December 31,		Nine Months Ended December 31,
	Notes	2024	2023	2024	2023
Operating activities
Net income		$31,213	$14,070	$82,396	$42,053
Add (deduct) items not affecting cash:
Finance costs	7	3,123	51	3,270	165
Income tax expense	8	7,229	5,123	20,991	15,222
Depreciation, amortization and depletion		9,071	7,819	24,132	22,834
Gain on investments	10	(1,472)	(6,204)	(7,528)	(6,687)
Gain on derivative liabilities		(11,561)	—	(11,561)	—
Share of loss in associates	11	379	5,680	1,263	7,025
Dilution gain on investment in associate		—	—	—	(733)
Loss on disposal of plant and equipment		32	8	179	38
Share-based compensation	18	662	765	3,045	3,502
Reclamation expenditures	17	(235)	(272)	(710)	(533)
Income taxes paid		(3,618)	(3,293)	(13,522)	(9,610)
Interest paid	7	(32)	(5)	(91)	(18)
Changes in non-cash operating working capital	24	10,056	(135)	6,066	8,074
Net cash provided by operating activities		44,847	23,607	107,930	81,332
Investing activities
Payment on plant and equipment acquisition		(7,223)	(2,157)	(16,595)	(8,714)
Proceeds from disposal of plant and equipment		4	377	44	849
Payment on mineral rights and properties acquisition	3, 24	(1,240)	—	(6,193)	—
Payment on mineral exploration and development expenditures		(17,102)	(14,622)	(46,681)	(38,593)
Payment on reclamation deposits		(22)	(336)	(61)	(365)
Refunds from reclamation deposits		66	2,929	110	2,962
Payment on other investments acquisition	10	(56)	(1,246)	(19,840)	(23,305)
Proceeds from disposal of other investments	10	1,780	263	35,982	1,103
Payment on investment in associates	11	—	—	(4)	(4,982)
Payment on short-term investment acquisition		(9,411)	(32,000)	(104,498)	(61,464)
Proceeds on short-term investment redemption		27,805	47,566	126,472	61,103
Net cash (used in) provided by investing activities		(5,399)	774	(31,264)	(71,406)
Financing activities
Net proceeds from issuance of convertible notes	14	143,324	—	143,324	—
Repayment of long-term deposits	3	(13,250)	—	(13,250)	—
Lease payment	15	(127)	(66)	(212)	(195)
Cash dividends distributed	18	(2,727)	(2,214)	(4,948)	(4,428)
Non-controlling interests distribution	4, 20	—	(50)	(11,049)	(7,298)
Related parties payments made	21	—	—	(500)	—
Proceeds from issuance of common shares		1,466	—	2,712	—
Common shares repurchased as part of normal course issuer bid		(963)	(274)	(963)	(846)
Net cash provided by (used in) financing activities		127,723	(2,604)	115,114	(12,767)
Effect of exchange rate changes on cash and cash equivalents		(2,842)	2,405	(68)	429
Increase in cash and cash equivalents		164,330	24,182	191,713	(2,412)
Cash and cash equivalents, beginning of the period		180,325	119,098	152,942	145,692
Cash and cash equivalents, end of the period		$344,655	$143,280	$344,655	$143,280
Supplementary cash flow information	24

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited - Expressed in thousands of U.S. dollars, except numbers for share figures)

		Share capital		Equity reserves
	Notes	Number of shares	Amount	Share option reserve	Reserves	Accumulated other comprehensive loss	Retained earnings	Total equity attributable to the equity holders	Non-controlling interests	Total equity
Balance, April 1, 2023		176,771,265	$255,684	$20,893	$25,834	$(43,243)	$229,885	$489,053	$90,778	$579,831
Restricted share units vested		580,923	2,372	(2,372)	—	—	—	—	—	—
Share-based compensation		—	—	3,502	—	—	—	3,502	—	3,502
Dividends declared		—	—	—	—	—	(4,428)	(4,428)	—	(4,428)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(7,298)	(7,298)
Shares buy-back as per normal course issuer bid		(315,824)	(846)	—	—	—	—	(846)	—	(846)
Comprehensive income (loss)		—	—	—	—	(6,834)	30,777	23,943	9,002	32,945
Balance, December 31, 2023		177,036,364	$257,210	$22,023	$25,834	$(50,077)	$256,234	$511,224	$92,482	$603,706
Restricted share units vested		347,832	1,364	(1,364)	—	—	—	—	—	—
Share-based compensation		—	—	644	—	—	—	644	—	644
Shares buy-back as per normal course issuer bid		(72,500)	(174)	—	—	—	—	(174)	—	(174)
Distribution to non-controlling interests		—	—	—	—	—	—	—	(3,790)	(3,790)
Comprehensive income		—	—	—	—	(9,968)	5,529	(4,439)	1,062	(3,377)
Balance, March 31, 2024		177,311,696	$258,400	$21,303	$25,834	$(60,045)	$261,763	$507,255	$89,754	$597,009
Options exercised	18	917,555	4,308	(1,734)	—	—	—	2,574	—	2,574
Warrants exercised	18	29,607	196	—	—	—	—	196	—	196
Warrants reclassified as derivative liabilities	15	—	—	(2,098)	—	—	(710)	(2,808)	—	(2,808)
Restricted share units vested	18	638,793	2,612	(2,612)	—	—	—	—	—	—
Securities issued upon acquisition of Adventus	3	38,818,841	146,016	4,501	—	—	—	150,517	22,808	173,325
Share-based compensation	18	—	—	3,045	—	—	—	3,045	—	3,045
Dividends declared	18	—	—	—	—	—	(4,948)	(4,948)	—	(4,948)
Shares buy-back as per normal course issuer bid		(300,000)	(963)	—	—	—	—	(963)	—	(963)
Adjustment to non-controlling interests	20	—	—	—	—	—	(7,035)	(7,035)	7,035	—
Distribution to non-controlling interests	20	—	—	—	—	—	—	—	(11,049)	(11,049)
Comprehensive income		—	—	—	—	(4,347)	65,775	61,428	16,233	77,661
Balance, December 31, 2024		217,416,492	$410,569	$22,405	$25,834	$(64,392)	$314,845	$709,261	$124,781	$834,042

See accompanying notes to the condensed consolidated interim financial statements

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

1.	CORPORATE INFORMATION

Silvercorp Metals Inc., along with its subsidiary companies (collectively the “Company”), is engaged in the acquisition, exploration, development, and mining of mineral properties. The Company’s producing mines are located in China, and current exploration and development projects are located in China and Ecuador.

On July 31, 2024, the Company acquired a 75% interest in the El Domo project, a permitted, pre-construction stage copper-gold project (the “El Domo Project”), and a 98.7% interest in the Condor project, a development stage gold project (the “Condor Project”), through the acquisition of Adventus Mining Corporation (“Adventus”), a Canadian company focused on the exploration and development of its mineral properties in Ecuador. The acquisition is expected to contribute to the Company’s diversification of its mining assets and enhance its geographical market presence in Latin America (note 3).

The Company is a publicly listed company incorporated in the Province of British Columbia, Canada, with limited liability under the legislation of the Province of British Columbia. The Company’s shares are traded on the Toronto Stock Exchange and NYSE American.

The head office, registered address and records office of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and have been condensed with certain disclosures from the Company’s audited consolidated financial statements for the year ended March 31, 2024. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended March 31, 2024. These unaudited condensed consolidated interim financial statements follow the same accounting policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024 with the exception of the adoption of certain amendments noted in note 2(b) and a change of functional currency of certain entities of the Company noted in note 2(h) below.

These unaudited condensed consolidated interim financial statements were authorized for issue in accordance with a resolution of the Board of Directors dated February 10, 2025.

(b) Adoption of New Accounting Standards, Interpretation or Amendments

The Company adopted the following new standards or amendments to IFRS Accounting Standards as at April 1, 2024. Their adoption has not had any material impact on the disclosures or the amounts reported in these unaudited condensed consolidated interim financial statements.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or non-current is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ’settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to sale and leaseback transactions entered into after the date of initial application. The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Supplier Financing Arrangements (Amendments to IAS 7 and IFRS 7)

The amendments require disclosure requirements regarding the effects of supplier finance arrangement on their liabilities, cash flows and exposure to liquidity risk. Entities are required to disclose the followings:

●	The terms and conditions;

●	The amount of the liabilities that are part of the arrangements, breaking out the amounts for which the suppliers have already received payment from the finance providers, and stating where the liabilities are reflected in the balance sheet;

●	Ranges of payment due dates; and

●	Liquidity risk information.

The amendments were applied effective April 1, 2024 and did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

(c) New Accounting Standards Issued but not effective

Certain new accounting standards and interpretations have been issued that are not mandatory for the current period and have not been early adopted.

Presentation and Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (“MPMs”) in the notes to the financial statements, iii) improve aggregation

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

Lack of Exchangeability (Amendments to IAS 21)

The amendments contain guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. The amendments are effective for annual reporting periods beginning on or after January 1, 2025. The Company is currently evaluating the impact of this amendment.

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

●	Contractual terms that are consistent with a basic lending arrangement;

●	Assets with non-recourse features;

●	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The Company is currently evaluating the impact of these amendments.

(d) Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to use its power to affect its returns. These unaudited condensed consolidated interim financial statements include the financial results of Adventus after its acquisition on July 31, 2024.

For non-wholly owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheets. Net income for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to equity holders of the Company.

Balances, transactions, revenues and expenses between the Company and its subsidiaries are eliminated on consolidation.

Table below summarizes the Company’s material subsidiaries which are consolidated as follows:

Name of subsidiaries	Principal activity	Place of incorporation	Ownership interest	Mineral properties
Silvercorp Metals (China) Inc.	Corporate	China	100%
Adventus Mining Corporation(ii)	Holding	Canada	100%
Luminex Resources Corp.(ii)	Holding	Canada	100%
Salazar Holdings Limited(ii)	Holding	Canada	75%
Fortune Mining Limited	Holding	BVI (i)	100%
Victor Resources Ltd.	Holding	BVI	100%
Victor Mining Ltd.	Holding	BVI	100%
Yangtze Mining (H.K.) Ltd.	Holding	Hong Kong	100%
Wonder Success Limited	Holding	Hong Kong	100%
Henan Huawei Mining Co. Ltd. (“Henan Huawei”)	Mining	China	80%	Ying Mining District
Henan Found Mining Co. Ltd. (“Henan Found”)	Mining	China	77.5%
Xinshao Yunxiang Mining Co., Ltd. (“Yunxiang”)	Care and maintenance	China	70%	BYP
Guangdong Found Mining Co. Ltd. (“Guangdong Found”)	Mining	China	99%	GC
Shanxi Xinbaoyuan Mining Co., Ltd. (“Xinbaoyuan”)	Development and exploration	China	77.5%	Kuanping
Curimining S.A(ii)	Development	Ecuador	75%	El Domo
Condormine S.A(ii)	Exploration	Ecuador	98.7%	Condor

(i) British Virgin Islands (“BVI”)

(ii) Entities added as part of the Adventus acquisition set out in note 3

(e) Business combinations or asset acquisition

It follows the same policies set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024.

Previously held interest

In a step acquisition to acquire control of another company that is not accounted for as a business combination, previously held equity interest in an acquiree is remeasured to fair value at the acquisition date, and a gain or loss is recognized in profit or loss, or other comprehensive income, as appropriate (depending on whether the previously held equity interest was measured at fair value through profit or loss or fair value through other comprehensive income).

(f) Critical Accounting Judgments and Estimates

These unaudited condensed consolidated interim financial statements follow the same significant accounting judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024.

In addition to the judgments and estimates set out in note 2 to the audited consolidated financial statements for the year ended March 31, 2024, the Company has made critical judgments in the following areas.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Estimates were used in determining the fair value of the derivative on the convertible notes including subjective assumptions on expected price volatility, credit spread and borrowing costs. Changes in these assumptions can materially affect the fair value estimate. The underlying assumptions used in the measurement of the derivative on convertible notes are disclosed in Note 15. The Company used judgement in concluding that the convertible notes are hybrid financial instruments as a result of the embedded derivative liability that is the equity conversion with issuer settlement options.

Assessing whether transactions undertaken during the reporting period represent business combinations or asset acquisitions in applying IFRS 3 Business Combinations. This distinction affects how assets and liabilities acquired are accounted for and the resulting financial statement impact.

For each acquisition, the Company evaluated whether the transaction met the definition of a business under IFRS 3. This involved assessing if the acquisition included (i) an integrated set of activities and assets, (ii) inputs, and (iii) processes that have the capability to create outputs. Where an acquired set of activities and assets did not meet the criteria of a business, the transaction was classified as an asset acquisition, and consideration paid was allocated to the identifiable net assets on a relative fair value basis.

The following key factors were considered:

●	Inputs and processes acquired: Whether the acquired assets included organized workflows, management processes, or a workforce capable of managing and producing outputs.

●	Control over critical processes: An assessment of whether the Group obtained control over processes that are critical to generating outputs.

●	Synergies and strategic benefits: The extent to which the transaction provided synergies or additional strategic capabilities.

The application of this judgment has a material effect on the financial statements as it influences whether goodwill, deferred taxes are recognized and the accounting treatment for transaction costs.

(g) Foreign Currency Translation

The functional currency for each subsidiary of the Company is the currency of the primary economic environment in which the entity operates. The functional currency of all Chinese subsidiaries is the Chinese Yuan (“RMB”). The functional currency of New Infini, Adventus and their subsidiaries is U.S. dollars (“USD”). Effective October 1, 2024, the functional currency of the corporate office and all intermediate holding companies, incorporated in Canada and BVI, has changed from the Canadian dollars (“CAD”) to the U.S. dollars. (“USD”). This change reflects the fact that corporate office’s primary economic environment has shifted due to the acquisition of the El Domo project and Condor project in Ecuador, their future development and investment plan, and the issuance of convertible notes, all of which are predominately denominated in US dollars. The change in functional currency is accounted for prospectively in accordance with IAS 21, The Effects of Changes in Foreign Exchanges Rates. As the Company’s reporting currency is the US dollars and the change has no impact on the Company’s financial position as at October 1, 2024, other than the remeasurement difference resulting from the reclassification of the share purchase warrants from equity to derivative liabilities, which is charged to retained earnings. Comparative financial information has not been restated.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Foreign currency monetary assets and liabilities are translated into the functional currency using exchange rates prevailing at the reporting date. Foreign currency non-monetary assets are translated using exchange rates prevailing at the transaction date. Foreign exchange gains and losses are included in the determination of net income.

The consolidated financial statements are presented in USD. The financial position and results of the Company’s entities are translated from functional currencies to USD as follows:

●	Assets and liabilities are translated using exchange rates prevailing at the reporting date;

●	Income and expenses are translated using average exchange rates prevailing during the period; and

●	All resulting exchange gains and losses are included in other comprehensive income

The Company treats inter-company loan balances, which are not intended to be settled in the foreseeable future, as part of its net investment. When a foreign entity is sold, the historical exchange differences plus the foreign exchange impact that arises on the transaction are recognized in the consolidated statements of income as part of the gain or loss on sale.

(h) Convertible Notes

Convertible notes are loans with an equity conversion feature that gives the holder an option to convert the loan into shares of the borrower. Convertible notes are first assessed whether they are compound financial instruments with the host contract being a financial liability and the conversion feature being equity, as required by IAS 32. Under IAS 32, the convertible instrument is assessed by analyzing the two components: the liability host contract and the conversion feature which may be classified as equity or liability. The conversion feature is classified as equity if the Company can satisfy the conversion by exchanging a fixed amount of the Company’s shares for a fixed amount of cash. Otherwise, it will be classified as a derivative liability.

3.	ACQUISITION OF ADVENTUS MINING CORPORATION

On July 31, 2024, the Company completed the acquisition of Adventus through the purchase of all issued and outstanding common shares of Adventus, not already owned by Silvercorp, by issuing a total of 38,818,841 Silvercorp shares to the original shareholders of Adventus. The Company also issued a total of 1,766,721 Silvercorp stock options to replace Adventus’ outstanding options, and 2,787,020 Silvercorp warrants to replace Adventus’ outstanding warrants. All Adventus restricted share units outstanding immediately before closing were settled in cash, funded by the Company through Adventus.

Adventus is a Canadian company focused on the exploration and development of copper-gold mineral projects, mainly the El Domo Project and the Condor Project, in Ecuador. Adventus owns 75% interest in the El Domo Project and 98.7% interest in the Condor Project.

The acquisition has been accounted for as an asset acquisition as it was determined that the mineral projects did not constitute a business as defined by IFRS 3 - Business Combination. The consideration paid along with the transaction costs incurred in connection with the acquisition of Adventus, were determined in accordance with IFRS 2 - Share-based Payment, and were allocated to the assets acquired and liabilities assumed based on their relative fair values.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Table below summarizes the total acquisitions incurred and their allocation to the assets acquired and liabilities assumed.

Consideration Paid
38,818,841 common shares of Silvercorp issued	$146,016
1,766,721 stock options of Silvercorp issued	2,403
2,787,020 warrants of Silvercorp issued	2,098
Previously held interest in Adventus	25,748
Funds advanced to Adventus before closing	1,239
$177,504
Transaction costs	3,838
Total acquisition costs to be allocated	$181,342

Fair value of assets acquired and liabilities assumed
Cash and cash equivalent	$3,483
Other receivable	710
Prepaid and deposits	324
Other investment	21
Property, plant and equipment	523
Mineral rights and properties	225,958
Other assets	645
Accounts payable and accrued liabilities	(14,248)
Lease obligation	(16)
Deposit received	(13,250)
Non-controlling interests	(22,808)
Net assets acquired	$181,342

In order to develop the El Domo Project, Adventus entered into a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”). The PMPA provides Adventus with access to an upfront cash consideration of $175.5 million and a $5.0 million equity commitment. Of this, $13.0 million was made available as an early deposit (the “Early Deposit”) for pre-construction activities, and $0.5 million for local community development initiatives (the “ESG Deposit”) prior to production. The remainder will be available in four installments during construction, subject to certain customary conditions precedent being satisfied.

Under the PMPA, Wheaton will purchase 50% of the payable gold production until 145,000 ounces have been delivered, thereafter dropping to 33% for the life of mine; and 75% of the payable silver production until 4,600,000 ounces have been delivered, thereafter dropping to 50% for the life of mine.

Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices (“Production Payment”) until the value of gold and silver delivered less the Production Payment is equal to the upfront consideration of $175.5 million, at which point the Production Payment will increase to 22% of the spot prices.

As at July 31, 2024, Wheaton advanced Adventus a total of $13.25 million, being the $13.0 million as Early Deposit and $0.25 million as ESG Deposit to support the training programs for members of the communities. Pursuant to the terms of the PMPA, Adventus was required to deliver approximately 92.3 ounces to Wheaton monthly until the development of the El Domo Project reaches certain milestones or the deposits will be repaid. The estimated liabilities of this gold delivery were

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

$2.5 million, which are derivative liabilities and have been included in the accounts payable and accrued liabilities on the unaudited condensed consolidated interim statements of financial position.

In November 2024, the Company repaid $13.25 million to Wheaton. As a result of the repayment, the liability of $1.8 million accrued for the gold delivery was derecognized and a gain of $1.8 million was recorded as other income in the unaudited condensed consolidated interim statements of income.

4.	SEGMENTED INFORMATION

All of the Company’s operations are within the mining and metals industry. The Company reviews its segment reporting to ensure it reflects the operational structure of the Company after the Adventus acquisition and enables the Company’s chief operating decision maker to review operating segment performance.

An operating segment is defined as a component of the Company that:

●	Engages in business activities from which it may earn revenues or incur expenses;

●	Whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

●	For which discrete financial information is available.

The Company has determined that each producing mine and significant development property represents an operating segment. The Company has organized its reportable and operating segments by significant revenue streams and geographic regions.

As of December 31, 2024, the Company’s significant operating segments include its two producing properties in China, two development and exploration projects in Ecuador. “Other” consists primarily of the Company’s corporate assets, other development and exploration properties, and corporate expenses which are not allocated to operating segments.

(a) Segmented information for operating results is as follows:

Three months ended December 31, 2024
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$72,362	$11,252	$—	$—	$—	$83,614
Costs of mine operations	(46,938)	(6,834)	(277)	(125)	(210)	(54,384)
Income (loss) from mine operations	25,424	4,418	(277)	(125)	(210)	29,230

Operating income	353	43	942	11	8,736	10,085
Finance items, net	369	91	(5)	—	(1,328)	(873)
Income tax expenses	(4,578)	(689)	—	—	(1,962)	(7,229)
Net income (loss)	$21,568	$3,863	$660	$(114)	$5,236	$31,213

Attributable to:
Equity holders of the Company	16,847	3,824	492	(113)	5,080	26,130
Non-controlling interest	4,721	39	168	(1)	156	5,083
Net income (loss)	$21,568	$3,863	$660	$(114)	$5,236	$31,213

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Three months ended December 31, 2023
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$49,427	$9,081	$—	$—	$—	$58,508
Costs of mine operations	(27,941)	(7,169)	—	—	(91)	(35,201)
Income (loss) from mine operations	21,486	1,912	—	—	(91)	23,307

Operating income (expenses)	(1,778)	101	—	—	(3,947)	(5,624)
Finance items, net	600	100	—	—	810	1,510
Income tax expense	(3,603)	(435)	—	—	(1,085)	(5,123)
Net income (loss)	$16,705	$1,678	$—	$—	$(4,313)	$14,070

Attributable to:
Equity holders of the Company	13,133	1,662	—	—	(4,285)	10,510
Non-controlling interest	3,572	16	—	—	(28)	3,560
Net income (loss)	$16,705	$1,678	$—	$—	$(4,313)	$14,070

Nine months ended December 31, 2024
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$193,849	$29,933	$—	$—	$—	$223,782
Costs of mine operations	(105,710)	(19,516)	(282)	(187)	(682)	(126,377)
Income (loss) from mine operations	88,139	10,417	(282)	(187)	(682)	97,405

Operating income (expenses)	(1,596)	24	995	(6)	3,971	3,388
Finance items, net	1,311	222	(5)	—	1,066	2,594
Income tax expenses	(14,246)	(1,589)	—	—	(5,156)	(20,991)
Net income (loss)	$73,608	$9,074	$708	$(193)	$(801)	$82,396

Attributable to:
Equity holders of the Company	57,346	8,983	531	(191)	(894)	65,775
Non-controlling interest	16,262	91	177	(2)	93	16,621
Net income (loss)	$73,608	$9,074	$708	$(193)	$(801)	$82,396

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Nine months ended December 31, 2023
	China		Ecuador
	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Revenue	$149,842	$22,664	$—	$—	$—	$172,506
Costs of mine operations	(84,825)	(19,828)	—	—	(302)	(104,955)
Income (loss) from mine operations	65,017	2,836	—	—	(302)	67,551

Operating income (expenses)	(2,485)	215	—	—	(12,638)	(14,908)
Finance items, net	1,764	360	—	—	2,508	4,632
Income tax expenses	(11,376)	(264)	—	—	(3,582)	(15,222)
Net income (loss)	$52,920	$3,147	$—	$—	$(14,014)	$42,053

Attributable to:
Equity holders of the Company	41,531	3,117	—	—	(13,871)	30,777
Non-controlling interest	11,389	30	—	—	(143)	11,276
Net income (loss)	$52,920	$3,147	$—	$—	$(14,014)	$42,053

(b) Segmented information for assets and liabilities is as follows:

	China		Ecuador
As at December 31, 2024	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$120,463	$17,439	$9,367	$180	$235,951	$383,400
Long-term prepaids and deposits	2,206	251	—	—	92	2,549
Reclamation deposits	1,266	3,041	—	—	7	4,314
Other investments	—	—	—	—	11,527	11,527
Investment in associates	—	—	—	—	47,743	47,743
Investment properties	521	—	—	—	—	521
Plant and equipment	76,856	12,685	489	137	4,397	94,564
Mineral rights and properties	284,147	37,568	205,348	25,787	19,765	572,615
Long-term receivables	—	—	952	—	—	952
Total Assets	$485,459	$70,984	$216,156	$26,104	$319,482	$1,118,185
Current liabilities	66,041	6,454	2,504	148	8,042	83,189
Long-term portion of lease obligation	—	—	207	—	906	1,113
Long-term portion of convertible notes	—	—	—	—	106,575	106,575
Derivative liabilities	—	—	—	—	30,196	30,196
Deferred income tax liabilities	52,298	1,562	—	—	3,429	57,289
Environmental rehabilitation	3,377	1,442	—	—	962	5,781
Total liabilities	$121,716	$9,458	$2,711	$148	$150,110	$284,143
Non-controlling interests	$93,028	$(177)	$30,416	$(396)	$1,910	$124,781

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	China		Ecuador
As at March 31, 2024	Ying Mining District	GC Mine	El Domo	Condor	Other	Total
Current assets	$91,777	$9,272	$—	$—	$100,849	$201,898
Long-term prepaids and deposits	1,104	129	—	—	401	1,634
Reclamation deposits	1,370	3,032	—	—	7	4,409
Other investments	63	—	—	—	46,191	46,254
Investment in associates	—	—	—	—	49,426	49,426
Investment properties	463	—	—	—	—	463
Plant and equipment	61,350	13,648	—	—	4,900	79,898
Mineral rights and properties	264,903	34,409	—	—	19,521	318,833
Total Assets	$421,030	$60,490	$—	$—	$221,295	$702,815
Current liabilities	38,271	5,621	—	—	3,262	47,154
Long-term portion of lease obligation	—	—	—	—	1,102	1,102
Deferred income tax liabilities	50,001	133	—	—	974	51,108
Environmental rehabilitation	4,000	1,486	—	—	956	6,442
Total liabilities	$92,272	$7,240	$—	$—	$6,294	$105,806
Non-controlling interests	$88,166	$(262)	$—	$—	$1,850	$89,754

(c) Sales by metal

The sales generated for the three and nine months ended December 31, 2024 and 2023 were all earned in China and were comprised of:

	Three months ended December 31, 2024
	Ying Mining District	GC	Total
Gold	$4,354	$—	$4,354
Silver	49,553	3,517	53,070
Lead	14,353	1,730	16,083
Zinc	2,717	5,320	8,037
Other	1,385	685	2,070
	$72,362	$11,252	$83,614

	Three months ended December 31, 2023
	Ying Mining District	GC	Total
Gold	$2,305	$—	$2,305
Silver	31,700	2,605	34,305
Lead	12,429	1,782	14,211
Zinc	1,881	4,155	6,036
Other	1,112	539	1,651
	$49,427	$9,081	$58,508

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Nine months ended December 31, 2024
	Ying Mining District	GC	Total
Gold	$9,039	$—	$9,039
Silver	133,096	9,241	142,337
Lead	40,451	4,502	44,953
Zinc	7,368	13,899	21,267
Other	3,895	2,291	6,186
	$193,849	$29,933	$223,782

	Nine months ended December 31, 2023
	Ying Mining District	GC	Total
Gold	$9,385	$—	$9,385
Silver	94,051	6,559	100,610
Lead	37,433	4,500	41,933
Zinc	5,408	9,902	15,310
Other	3,565	1,703	5,268
	$149,842	$22,664	$172,506

(d) Major customers

Revenue from major customers is summarized as follows:

	Nine months ended December 31, 2024
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer D	$55,750	$—	$55,750	25%
Customer A	45,064	106	45,170	20%
Customer E	32,701	2,947	35,648	16%
Customer B	35,592	—	35,592	16%
Customer F	13,852	—	13,852	6%
	$182,959	$3,053	$186,012	83%

	Nine months ended December 31, 2023
Customers	Ying Mining District	GC	Total	Percentage of total revenue
Customer A	$40,737	$3,860	$44,597	26%
Customer B	39,763	—	39,763	23%
Customer D	32,830	—	32,830	19%
Customer E	14,406	2,693	17,099	10%
Customer C	14,556	1,737	16,293	9%
	$142,292	$8,290	$150,582	87%

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

5.	GOVERNMENT FEES AND OTHER TAXES

Government fees and other taxes consist of:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2024	2023	2024	2023
Government fees	$43	$11	$74	$40
Mineral right transfer royalty	11,720	—	11,720	—
Other taxes	908	797	2,227	2,176
	$12,671	$808	$14,021	$2,216

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral right transfer royalty was paid or payable to the local Chinese government pursuant to the guideline of “Measure for the Levy of Mining Rights Transfer Royalty” implemented by the Province of Henan, China in 2024. It is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government. Upon renewal of the Yuelianggou Mining License at the Ying Mining District, the Company paid approximately $7.2 million to the local government. The Company also accrued additional $4.5 million mineral right transfer royalty as of December 31, 2024. Of the $11.7 million mineral rights transfer royalty, approximately $8.9 million is calculated based on the mineral resources consumed in the prior years. Other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government.

6.	GENERAL AND ADMINISTRATIVE

General and administrative expenses consist of:

	Three months ended December 31, 2024			Three months ended December 31, 2023
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$165	$306	$471	$146	$290	$436
Office administrative expenses	663	1,344	2,007	362	887	1,249
Professional fees	838	234	1,072	307	251	558
Salaries and benefits	2,225	2,082	4,307	1,648	1,645	3,293
Share-based compensation	662	—	662	765	—	765
	$4,553	$3,966	$8,519	$3,228	$3,073	$6,301

	Nine months ended December 31, 2024			Nine months ended December 31, 2023
	Corporate	Mines	Total	Corporate	Mines	Total
Amortization and depreciation	$512	$856	$1,368	$442	$831	$1,273
Office administrative expenses	1,978	3,461	5,439	1,419	2,435	3,854
Professional fees	1,304	480	1,784	721	478	1,199
Salaries and benefits	6,977	5,645	12,622	4,604	4,968	9,572
Share-based compensation	3,045	—	3,045	3,502	—	3,502
	$13,816	$10,442	$24,258	$10,688	$8,712	$19,400

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

7.	FINANCE ITEMS

Finance items consist of:

	Three Months Ended December 31,		Nine Months Ended December 31,
Finance income	2024	2023	2024	2023
Interest income	$2,250	$1,561	$5,864	$4,797

	Three Months Ended December 31,		Nine Months Ended December 31,
Finance costs	2024	2023	2024	2023
Interest in lease obligation	$32	$5	$91	$18
Interest in convertible notes	1,333	—	1,333	—
Issuance costs of convertible notes allocated to derivative liabilities	1,741	—	1,741	—
Accretion of environmental rehabilitation liabilities	17	46	105	147
	$3,123	$51	$3,270	$165

8.	INCOME TAX

The significant components of income tax expense are as follows:

	Three Months Ended December 31,		Nine Months Ended December 31,
Income tax expense	2024	2023	2024	2023
Current	$2,851	$3,784	$13,248	$11,152
Deferred	4,378	1,339	7,743	4,070
	$7,229	$5,123	$20,991	$15,222

9.	SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

As at December 31, 2024	Carrying Value	Interest rates	Maturity
Bonds	$1,366	0% - 5.5%	Up to January 16, 2025
Money market instruments	8,626
	$9,992

As at March 31, 2024	Carrying Value	Interest rates	Maturity
Bonds	$1,329	0% - 6.9%	Up to January 16, 2025
Money market instruments	30,620
	$31,949

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

10.	OTHER INVESTMENTS

	As at December 31, 2024	As at March 31, 2024
Investments designated as FVTOCI
Public companies	$394	$547
Private companies	—	62
	394	609
Investments designated as FVTPL
Public companies	8,599	42,488
Private companies	2,534	3,157
	11,133	45,645
Total	$11,527	$46,254

Investments in publicly traded companies represent equity interests of other publicly-trading mining companies that the Company has acquired through the open market or through private placements. Investments held for trading are classified as FVTPL. For other investments, the Company can make an irrevocable election, on an instrument-by-instrument basis, to designate them as FVTOCI.

The continuity of such investments is as follows:

	Fair Value	Accumulated fair value change included in OCI	Accumulated fair value change included in P&L
As at April 1, 2023	$15,540	$(25,648)	$1,385
Loss on equity investments designated as FVTOCI	(67)	(67)	—
Gain on equity investments designated as FVTPL	9,074	—	9,074
Acquisition	23,305	—	—
Disposal	(1,492)	—	—
Impact of foreign currency translation	(106)	—	—
As at March 31, 2024	$46,254	$(25,715)	$10,459
Loss on equity investments designated as FVTOCI	(244)	(244)	—
Gain on equity investments designated as FVTPL	7,528	—	7,528
Acquisition	19,840	—	—
Disposal	(35,982)	—	—
Transferred upon acquisition of Adventus	(25,727)	—	—
Impact of foreign currency translation	(142)	—	—
As at December 31, 2024	$11,527	$(25,959)	$17,987

11.	INVESTMENT IN ASSOCIATES

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). NUAG is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

As at December 31, 2024, the Company owned 46,907,606 common shares of NUAG (March 31, 2024 – 46,904,706), representing an ownership interest of 27.3% (March 31, 2024 – 27.4%).

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG’s common shares per quoted market price
As at April 1, 2023	44,351,616	$43,253	$119,621
Participation in bought deal	2,541,890	4,982	—
Purchase from open market	11,200	15	—
Dilution Gain	—	733	—
Share of net loss	—	(1,784)	—
Share of other comprehensive loss	—	(28)	—
Foreign exchange impact	—	(91)	—
As at March 31, 2024	46,904,706	$47,080	$63,693
Purchase from open market	2,900	4	—
Share of net loss	—	(1,079)	—
Share of other comprehensive loss	—	(612)	—
Foreign exchange impact	—	170	—
As at December 31, 2024	46,907,606	$45,563	$55,351

(b)	Investment in Tincorp Metals Inc.

Tincorp Metals Inc. (“TIN”), formerly Whitehorse Gold Corp., is a Canadian public company listed on the TSX Venture Exchange (symbol: TIN). TIN is a related party of the Company by way of one common director and one common officer, and the Company accounts for its investment in TIN using the equity method as it is able to exercise significant influence over the financial and operating policies of TIN.

As at December 31, 2024, the Company owned 19,864,285 common shares of TIN (March 31, 2024 – 19,864,285), representing an ownership interest of 29.1% (March 31, 2024 – 29.7%).

The summary of the investment in TIN common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of TIN’s common shares per quoted market price
As at April 1, 2023	19,514,285	7,442	6,777
Tincorp shares received under credit facility agreement	350,000	78
Share of net loss		(908)
Share of other comprehensive loss		(8)
Impairment		(4,251)
Foreign exchange impact		(7)
As at March 31, 2024	19,864,285	$2,346	$2,346
Share of net loss		(184)
Share of other comprehensive income		11
Foreign exchange impact		7
As at December 31, 2024	19,864,285	$2,180	$2,071

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

12.	INVESTMENT PROPERTIES

Investment properties consist of:

	Costs	Accumulated depreciation and amortization	Net carrying value
As at April 1, 2023	$—	$—	$—
Additions	287	—	287
Transfer from plant and equipment	837	(619)	218
Depreciation and amortization	—	(39)	(39)
Impact of foreign currency translation	(9)	6	(3)
As at March 31, 2024	1,115	(652)	463
Transfer from plant and equipment	122	(26)	96
Depreciation and amortization	—	—	(32)
Impact of foreign currency translation	(13)	7	(6)
As at December 31, 2024	$1,224	$(703)	$521

Investment properties include real estate properties that are rented out to earn rental income. The investment properties were initially recorded at cost, and subsequently measured at cost less accumulated depreciation. Depreciation is computed on a straight-line basis based on the nature and an estimated 20 years’ useful life of the asset. The Company did not engage an independent valuer to value the properties, and the fair value of the properties estimated based on the quoted market prices for the similar real estate properties in the nearby neighborhoods were approximately $1.9 million as at December 31, 2024 (March 31, 2024 - $2.8 million).

During the three and nine months ended December 31, 2024, the Company recorded rental income of $0.04 million and $0.13 million (three and nine months ended December 31, 2023 - $0.03 million and $0.09 million), which was included in other expenses (income) on the unaudited condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

13.	PLANT AND EQUIPMENT

Plant and equipment consist of:

	Land use rights and building	Office equipment	Machinery	Motor vehicles	Construction in progress	Total
Cost
As at April 1, 2023	$112,121	$10,879	$34,374	$8,062	$7,228	$172,664
Additions	1,020	853	1,965	609	8,469	12,916
Disposals	(1,082)	(234)	(1,033)	(290)	—	(2,639)
Reclassification of asset groups	2,209	461	840	(410)	(3,100)	—
Impact of foreign currency translation	(5,459)	(495)	(1,723)	(394)	(404)	(8,475)
As at March 31, 2024	$108,809	$11,464	$34,423	$7,577	$12,193	$174,466
Additions	333	525	1,851	410	18,722	21,841
Acquisition of Adventus	—	51	347	125	—	523
Disposals	(234)	(105)	(294)	(234)	—	(867)
Reclassification of asset groups	23,283	260	3,183	—	(26,726)	—
Impact of foreign currency translation	(1,390)	(115)	(414)	(76)	(135)	(2,130)
As at December 31, 2024	$130,801	$12,080	$39,096	$7,802	$4,054	$193,833
Accumulated amortization and impairment
As at April 1, 2023	$(56,781)	$(7,142)	$(23,213)	$(5,469)	$—	$(92,605)
Disposals	778	216	291	211	—	1,496
Depreciation and amortization	(4,315)	(1,031)	(2,263)	(390)	—	(7,999)
Impact of foreign currency translation	2,777	316	1,176	271	—	4,540
As at March 31, 2024	$(57,541)	$(7,641)	$(24,009)	$(5,377)	$—	$(94,568)
Disposals	122	76	250	214	—	662
Depreciation and amortization	(3,386)	(712)	(1,738)	(511)	—	(6,347)
Impact of foreign currency translation	594	73	262	55	—	984
As at December 31, 2024	$(60,211)	$(8,204)	$(25,235)	$(5,619)	$—	$(99,269)
Carrying amounts
As at March 31, 2024	$51,268	$3,823	$10,414	$2,200	$12,193	$79,898
As at December 31, 2024	$70,590	$3,876	$13,861	$2,183	$4,054	$94,564

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

14.	MINERAL RIGHTS AND PROPERTIES

Mineral rights and properties consist of:

As at	December 31, 2024	March 31, 2024
Producing mineral properties	$321,715	$299,312
Non-producing mineral properties	250,900	19,521
	$572,615	$318,833

Producing properties	Ying Mining District	GC	Total
Carrying values
As at April 1, 2023	$402,012	$120,118	$522,130
Capitalized expenditures	44,633	6,202	50,835
Environmental rehabilitation	89	151	240
Foreign currency translation impact	(20,174)	(5,914)	(26,088)
As at March 31, 2024	$426,560	$120,557	$547,117
Capitalized expenditures	40,353	5,313	45,666
Foreign currency translation impact	(4,837)	(1,270)	(6,107)
Balance as at December 31, 2024	$462,076	$124,600	$586,676
Accumulated depletion and impairment
As at April 1, 2023	$(150,862)	$(88,048)	$(238,910)
Depletion	(18,379)	(2,405)	(20,784)
Foreign currency translation impact	7,584	4,305	11,889
As at March 31, 2024	$(161,657)	$(86,148)	$(247,805)
Depletion	(18,140)	(1,760)	(19,900)
Foreign currency translation impact	1,868	876	2,744
	$(177,929)	$(87,032)	$(264,961)
Carrying values
As at March 31, 2024	$264,903	$34,409	$299,312
Balance as at December 31, 2024	$284,147	$37,568	$321,715

Non-producing properties	BYP	Kuanping	El Domo	Condor	Total
Carrying values
As at April 1, 2023	$6,953	$13,253	$—	$—	$20,206
Capitalized expenditures	—	290	—	—	290
Environmental rehabilitation	20	—	—	—	20
Foreign currency translation impact	(337)	(658)	—	—	(995)
As at March 31, 2024	$6,636	$12,885	$—	$—	$19,521
Acquisition	—	—	201,013	24,945	225,958
Capitalized expenditures	—	446	4,335	842	5,623
Foreign currency translation impact	(66)	(136)	—	—	(202)
Balance as at December 31, 2024	$6,570	$13,195	$205,348	$25,787	$250,900

The BYP Mine was placed on care and maintenance since August 2014 and the Company is conducting activities to apply for a new mining license, but the process has taken longer than expected.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The Kuanping Project was acquired in 2021 and is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project has received all required permits and licenses and is now ready for construction.

The Company acquired the El Domo Project and the Condor Project through the acquisition of Adventus on July 31, 2024.

The El Domo Project is a permitted, pre-construction stage copper-gold project, 75% owned by Adventus. The El Domo Project is located in central Ecuador, approximately 150 km northeast of the major port city of Guayaquil - about a 3-hour drive. The El Domo Project spans low-lying hills and plains between 300 to 900 m above sea level.

In June 2024, an action seeking to void the environmental license of the El Domo Project was brought in local court in Las Naves Canton, Bolívar Province, Ecuador (the “Court”) by a group of plaintiffs alleging defects in the environmental consultation process for the El Domo Project. The Court rejected the litigation on July 24, 2024 ruling that the Ecuadorean government correctly discharged its environmental consultation obligations prior to issuing an environmental license for the El Domo Project. The plaintiffs filed an appeal (the “Appeal”) to the provincial court, and the Appeal was heard by the provincial court of Bolívar Province on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that the Ministry of Environment, Water, and Ecological Transition of Ecuador (“MAATE”) correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. On December 19, 2024, the plaintiff filed an Extraordinary Protection Action (“EPA”) with the Constitutional Court of Ecuador against the ruling by the provincial court, but the EPA has not yet been admitted or dismissed by the Constitutional Court.

The Condor Project is located within one of the most developed trends in Ecuador, near large-scale operations such as the Fruta del Norte gold mine (33 km north) and the Mirador copper mine (55 km north) and 98.7% owned by Adventus.

15.	CONVERTIBLE NOTES

On November 25, 2024, the Company issued the unsecured Convertible Senior Notes (“Convertible Notes”) and received gross proceeds of $150 million, before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. In addition, the Convertible Notes are convertible at the holder’s option into common shares of the Company at any time prior to maturity at a fixed conversion rate of 216.0761 common shares per $1,000 principal amount, representing an initial conversion price of approximately $4.628 per share, subject to certain anti-dilution adjustments.

In addition, if certain fundamental changes occur, including a change in control or upon notice of redemption by the Company as described below, the holders may elect to convert their Convertible Notes and may be entitled to an increased conversion rate. A fundamental change includes the following occurrences:

●	A change in control where a person or group becomes the beneficial owner of more than 50% of our voting stock, or gains the power to elect a majority of our board of directors.

●	The consummation of significant transactions such as certain mergers or consolidations pursuant to which our common shares will be converted or exchanged for cash, securities or other property, or sales of substantially all our assets that change the corporate structure or ownership.

●	Approval by our shareholders of any plan for liquidation or dissolution.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Prior to December 20, 2027, the Company may not redeem the notes except in the event of certain changes in Canadian tax law. At any time on or after December 20, 2027, and until maturity, the Company may redeem all or part of the Convertible Notes for cash if the price of the Company’s common shares for at least 20 trading days in a period of 30 consecutive trading days, ending on the trading day prior to the date of notice of redemption, exceeds 130% of the conversion price in effect on each such day. The redemption price is equal to 100% of the principal amount of the Convertible Notes to be redeemed. In the event of a fundamental change, the Company is required to offer to purchase its outstanding Convertible Notes at a cash purchase price equal to 100% of the principal amount plus accrued and unpaid interest, ensuring protection against major corporate transformations that could affect the value of the investment held by the holders.

Upon conversion, the Convertible Notes may be settled, at the Company’s election, in cash, common shares or a combination thereof. As a result of the Company’s right to elect to settle the conversion in cash or shares, the conversion feature represents a derivative liability which is accounted for initially and subsequently at fair value through profit or loss. The host debt contract is accounted for at amortized cost. Of the gross proceeds of $150 million, $39.1 million was allocated to the derivative liability component first, representing the fair value on November 25, 2024, the residual value of $110.9 million was allocated to the host loan. Transaction costs of $4.9 million associated with the host loan were capitalized to the liability whereas transaction costs of $1.7 million associated with the embedded derivative liability were expensed in the unaudited condensed consolidated statements of income. The $105.9 million net amount allocated to the host loan will be accreted to the face value of the Convertible Notes over the term to maturity using the effective interest method with an effective interest rate of 12.6%. There are no financial covenants associated with the Convertible Notes.

The following key inputs and assumptions were used when determining the value of the embedded derivative liability:

	November 25, 2024	December 31, 2024
Share Price:	3.34	3.00
Credit spread (basis points):	809	610
Risk free rate:	3.84%	4.05%
Volatility:	42%	42%
Borrowing costs (basis points):	200	200
Dividend yield:	0.75%	0.83%

The continuity of the host liability and embedded derivative liability is as follow:

Convertible Notes	Host liability	Derivative liability	Total
Balance as at April 1, 2024	$—	$—	$—
Issuance	110,880	39,120	150,000
Allocated transaction costs	(4,935)	—	(4,935)
Interest accretion	1,333	—	1,333
Changes on fair value valuation	—	(9,900)	(9,900)
Balance as at December 31, 2024	$107,278	$29,220	$136,498

Presentation
Current liability	703	—	703
Non-current liability	106,575	29,220	135,795
Total	$107,278	$29,220	$136,498

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

16.	LEASES

The following table summarizes changes in the Company’s lease obligation related to the Company’s office lease.

Lease Obligations
As at April 1, 2023	$583
Addition	998
Interest accrual	22
Interest received or paid	(22)
Lease repayment	(262)
Foreign exchange impact	(4)
As at March 31, 2024	$1,315
Addition	283
Interest accrual	91
Interest received or paid	(91)
Lease repayment	(212)
Foreign exchange impact	4
As at December 31, 2024	$1,389
Less: current portion	276
Non-current portion	$1,113

The following table presents a reconciliation of the Company’s undiscounted cash flows to their present value for its lease obligation as at December 31, 2024:

Lease Obligations
Within 1 year	$371
Between 2 to 5 years	$1,284
Over 5 years	127
Total undiscounted amount	1,782
Less future interest	(392)
Total discounted amount	$1,389
Less: current portion	276
Non-current portion	$1,113

The lease obligations were discounted at discount rates ranging from 9.2% to 15.6% as at December 31, 2024.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

17.	ENVIRONMENTAL REHABILITATION OBLIGATION

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of the properties:

Environmental rehabilitation obligation
As at April 1, 2023	$7,318
Reclamation expenditures	(970)
Accretion of environmental rehabilitation liabilities	191
Revision of provision	259
Foreign exchange impact	(356)
As at March 31, 2024	$6,442
Reclamation expenditures	(710)
Accretion of environmental rehabilitation liabilities	105
Foreign exchange impact	(56)
As at December 31, 2024	$5,781

18.	SHARE CAPITAL

(a) Authorized

Unlimited number of common shares without par value. All shares issued as at December 31, 2024 were fully paid.

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) which consists of stock options, restricted share units (the “RSUs”) and performance share units (the “PSUs”). The Plan allows for the maximum number of common shares to be reserved for issuance on any share-based compensation to be a rolling 10% of the issued and outstanding common shares from time to time. Furthermore, no more than 3% of the reserve may be granted in the form of RSUs and PSUs.

For the three and nine months ended December 31, 2024, a total of $0.7 million and $3.0 million (three and nine months ended December 31, 2023 - $0.8 million and $3.5 million) in share-based compensation expense was recognized and included in the corporate general and administrative expenses and property evaluation and business development expenses on the unaudited condensed consolidated interim statements of income.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(i)	Stock options

The following is a summary of option transactions:

	Number of options	Weighted average exercise price per share in CAD
Balance, April 1, 2023	1,431,668	$6.01
Options cancelled/forfeited	(104,667)	5.83
Balance, March 31, 2024	1,327,001	$6.02
Options granted to directors, officers and employees	330,000	4.41
Replacement options issued upon Adventus Acquisition	1,766,721	5.71
Options exercised	(917,555)	3.82
Options cancelled/forfeited	(38,334)	6.30
Option expired	(120,436)	9.47
Balance, December 31, 2024	2,347,397	$6.24

The following table summarizes information about stock options outstanding as at December 31, 2024:

Exercise price in CAD	Number of options outstanding at December 31, 2024	Weighted average remaining contractual life (Years)	Number of options exercisable at December 31, 2024	Weighted average exercise price in CAD
$8.48	50,750	0.10	50,750	$8.48
5.46	325,667	0.40	325,667	5.46
9.45	360,000	0.86	360,000	9.45
9.96	41,956	0.90	41,956	9.96
12.52	35,525	0.92	35,525	12.52
7.49	49,096	1.90	49,096	7.49
9.07	224,989	2.09	224,989	9.07
7.99	126,875	2.12	126,875	7.99
3.93	310,000	2.32	240,334	3.93
6.21	15,225	2.41	15,225	6.21
3.75	10,150	2.74	10,150	3.75
3.65	20,162	2.90	20,162	3.65
4.93	5,075	2.99	5,075	4.93
5.13	256,708	3.05	256,708	5.13
4.08	60,000	3.15	30,000	4.08
2.67	150,220	4.07	150,220	2.67
4.41	304,999	4.25	46,666	4.41
$2.67 to $12.52	2,347,397	2.17	1,989,398	$6.59

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The options exercisable at December 31, 2024 have a weighted average exercise price of $6.59 (March 31, 2024 - $6.52).

The fair value of stock options granted during the nine months ended December 31, 2024 were calculated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Nine Months Ended December 31,
2024
Risk free interest rate	3.39%
Expected life of option in years	3.11 years
Expected volatility	50.14%
Expected dividend yield	0.68%
Estimated forfeiture rate	9.77%
Weighted average share price at date of grant	$5.08 CAD

(ii)	Share purchase warrants

The following is a summary of share purchase warrant transactions:

	Number of warrants	Weighted average exercise price CAD
Balance, April 1, 2023 and 2024	—	$—
Warrants issued upon Adventus acquisition	2,787,020	5.46
Warrants exercised	(29,607)	$6.47
Balance, December 31, 2024	2,757,413	$5.45

On October 1, 2024, the corporate office had changed its functional currency from CAD to USD (note 2 (h)). As a result, the CAD denominated warrants became derivative liability. The Company reclassified the warrants from equity to derivative liabilities at their fair value, the difference between the fair value of the warrants and the carrying value was recognized in equity upon reclassification. The warrants were remeasured at the period end:

Amount
Initial recognition on July 31, 2024	$2,808
Value of warrants exercised	(59)
Change in fair value	(1,661)
Foreign exchange impact	(112)
Balance, December 31, 2024	976

The fair value of share purchase warrants were calculated as of the date of valuation using the Black-Scholes option pricing model with the following weighted average assumptions:

	July 31, 2024	October 1, 2024	December 31, 2024
Risk free interest rate	3.43%	2.93%	2.93%
Expected life in years	1.27 years	1.11 years	0.86 years
Expected volatility	46.55%	47.91%	40.55%
Expected dividend yield	0.68%	0.80%	0.79%
Estimated forfeiture rate	—%	—%	—%
Weighted average share price at date of issuance	$5.21 CAD	$5.9 CAD	$5.9 CAD

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The following table summarizes information about share purchase warrants outstanding as at December 31, 2024:

	Exercise price CAD	Number of warrants outstanding at December 31, 2024	Expiry date
Warrants issued upon Adventus acquisition	$6.47	1,387,164	February 16, 2025
Warrants issued upon Adventus acquisition	4.41	1,370,249	August 3, 2026
		2,757,413

(iii)	RSUs

The following is a summary of RSUs transactions:

	Number of units	Weighted average grant date closing price per share CAD
Balance, April 1, 2023	2,126,670	$5.29
Granted	1,056,000	5.28
Forfeited	(113,665)	5.04
Distributed	(928,755)	5.44
Balance, March 31, 2024	2,140,250	$5.23
Granted	1,044,750	4.41
Forfeited	(45,167)	4.63
Distributed	(638,793)	5.62
Balance, December 31, 2024	2,501,040	$4.80

During the three and nine months ended December 31, 2024, a total of nil and 1,044,750 RSUs respectively were granted to directors, officers, and employees of the Company at grant date closing prices of CAD$4.41 per share subject to a vesting schedule over a three-year term with 1/6 of the RSUs vesting every six months from the date of grant.

(c) Cash dividends declared

During the three and nine months ended December 31, 2024, dividends of $2.7 million or $0.0125 per share and $4.9 million or $0.0248 per share, respectively, (three and nine months ended December 31, 2023 - $2.2 and $4.4 million, respectively) were declared and paid.

(d) Normal course issuer bid

On September 17, 2024, the Company announced a normal course issuer bid (the “2024 NCIB”) commencing September 19, 2024 to repurchase up to 8,670,700 of its own common shares until September 18, 2025.

During the three and nine month ended December 31, 2024, the company repurchased a total of 300,000 and 300,000 common shares at a cost of $1.0 million and $1.0 million, respectively (three and nine months ending December 31, 2023, 119,270 and 315,824 for $0.3 million and $0.8 million, respectively), under the normal course issuer bids. All shares bought were subsequently cancelled.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

19.	ACCUMULATED OTHER COMPREHENSIVE LOSS

As at	December 31, 2024	March 31, 2024
Loss on investments designated as FVTOCI	$24,665	$24,421
Share of loss in associate	2,050	1,449
Loss on currency translation adjustment	37,677	34,175
	$64,392	$60,045

The change in fair value on equity investments designated as FVTOCI, share of other comprehensive loss in associates, and currency translation adjustment are net of tax of $nil for all periods presented.

20.	NON-CONTROLLING INTERESTS

Tables below summarize the financial information and continuity of the Company’s material non-controlling interests:

As at December 31, 2024	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings
Non-controlling interests percentage	22.5%	20.0%	30.0%	25.0%
Current assets	$112,726	$6,267	$557	$9,595
Non-current assets	354,667	9,544	9,149	206,306
Current liabilities	(62,399)	(3,641)	(260)	(2,722)
Non-current liabilities	(54,345)	(1,330)	(36,809)	(13,620)
Net Assets (deficit)	$350,649	$10,840	$(27,363)	$199,559

Revenue	$194,326	$23,865	$—	$—
Net income (loss) and comprehensive income (loss)	$66,023	$5,985	$(464)	$1,651
Cash flows provided by (used in) operating activities	$98,847	$4,190	$(219)	$(1,138)
Cash flows (used in) provided by investing activities	$(37,257)	$3,392	$—	$(5,393)
Cash flows used in financing activities	$(33,004)	$(3,378)	$—	$(13,265)

Non-controlling interest continuity	Henan Found	Henan Huawei	Yunxiang	Salazar Holdings
As at April 1, 2023	$85,282	$3,510	$2,640	$—
Share of net income (loss)	12,846	673	(151)	—
Share of other comprehensive loss	(3,063)	(55)	(96)	—
Distribution	(10,088)	(950)	—	—
As at March 31, 2024	$84,977	$3,178	$2,393	$—
Acquisition	—	—	—	23,204
Share of net income (loss)	15,085	1,175	(108)	433
Share of other comprehensive income	(372)	22	(31)	—
Adjustment to NCI	—	—	—	5,603
Distribution	(10,128)	(921)	—	—
As at December 31, 2024	$89,562	$3,454	$2,254	$29,240

During the year ended March 31, 2024, Henan Non-ferrous transferred 12.25% equity interest of Henan Found to Henan First Geological Brigade Ltd. (“First Geological Brigade”), a company who has the same ultimate parent company as Henan Non-ferrous. As at March 31, 2024, Henan Non-ferrous is the 5.25% equity holder of Henan Found and First Geological Brigade is the 12.25% equity holder of Henan Found.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

Salazar Resources Ltd. (“Salazar”) is 25% owner of the common share of Salazar Holding Limited (“Salazar Holding”), who owns 100% interest in the El Domo Project. Pursuant to the option agreement and shareholders’ agreement with Salazar, the Company has priority repayment of its investment in the El Domo according to an agreed distribution formula. Based on this formula, the percentage share of non-controlling interest will change as a function of advances made by the Company and the earnings or loss recorded by Salazar Holdings and its subsidiaries over the time. After the Company has received priority repayment of its investment, the non-controlling interest will revert to 25%. As at December 31, 2024, the effective percentage of the non-controlling interest in Salazar Holding is 15.4%.

21.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

(a)	Due from related parties

As at	December 31, 2024	March 31, 2024
NUAG (i)	$38	$28
TIN (ii)	1,056	562
	$1,094	$590

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2024, a total of $0.2 million and $0.7 million (three and nine months ended December 31, 2023 - $0.2 million and $0.7 million, respectively) of services rendered to and expenses incurred on behalf of NUAG. The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

ii.	The Company recovers costs for services rendered to TIN and expenses incurred on behalf of TIN pursuant to a services and administrative costs reallocation agreement. During the three and nine months ended December 31, 2024, a total of $0.02 million and $0.07 million (three and nine months ended December 31, 2023 - $0.1 million and $0.3 million, respectively) of services rendered to and expenses incurred on behalf of TIN. The costs recoverable from TIN were recorded as a direct reduction of general and administrative expenses on the unaudited condensed consolidated interim statements of income. In January 2024, the Company and TIN entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow TIN to advance up to $1.0 million from the Company. In January 2024, the Company advanced $0.5 million to TIN and received 350,000 common shares of TIN as the Bonus Shares for granting the Facility. In April 2024, the Company advanced the remaining $0.5 million to TIN. Subsequent to December 31, 2024, the Facility has been extended for another year with a new maturity date of January 31, 2026.

22.	CAPITAL DISCLOSURES

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

The capital of the Company consists of the items included in equity less cash and cash equivalents and short-term investments. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and are monitored by the Board of Directors. The Company manages the capital structure and makes adjustments depending on economic conditions. Funds have been primarily secured through profitable operations and issuances of equity capital. The Company invests all capital that is surplus to its immediate needs in short-term, liquid and highly rated financial instruments, such as cash and other short-term deposits, all held with major financial institutions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

23.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13, Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following tables set forth the Company’s financial assets and liabilities that are measured at fair value level on a recurring basis within the fair value hierarchy as at December 31, 2024 and March 31, 2024 that are not otherwise disclosed. As required by IFRS 13, the assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	Fair value as at December 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$344,655	$—	$—	$344,655
Short-term investments - money market instruments	8,626	—	—	8,626
Investments in public companies	8,993	—	—	8,993
Investments in private companies	—	—	2,534	2,534

Financial liability
Derivative liabilities	—	30,196	—	30,196

	Fair value as at March 31, 2024
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$152,942	$—	$—	$152,942
Short-term investments - money market instruments	30,620	—	—	30,620
Investments in public companies	41,818	—	1,217	43,035
Investments in private companies	—	—	3,219	3,219

Financial assets classified within Level 3 are equity investments in private companies and one public company which are suspended from quotation owned by the Company. Significant unobservable inputs are used to determine the fair value of the financial assets, which includes recent arm’s length transactions of the investee, the investee’s financial performance as well as any changes in planned milestones of the investees.

Fair value of the other financial instruments excluded from the table above approximates their carrying amount as at December 31, 2024 and March 31, 2024, due to the short-term nature of these instruments.

There were no transfers into or out of Level 3 during the three and nine months ended December 31, 2024 and 2023.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after considering cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities and operating commitments on an undiscounted basis.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

	December 31, 2024
	Within a year	2-5 years	Over 5 years	Total
Accounts payable and accrued liabilities	$74,594	$—	$—	$74,594
Convertible notes	7,515	178,520	—	186,035
Deposits received	6,234	—	—	6,234
Lease obligation	371	1,284	127	$1,782
Total Contractual Obligation	$88,714	$179,804	$127	$268,645

(c) Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and intermediate holding companies, except those acquired from the acquisition of Adventus, has changed from the Canadian dollar to the US dollar. The functional currency of Adventus and its subsidiaries, New Infini and its subsidiaries, is the US dollar. The functional currency of all Chinese subsidiaries is Chinese yuan (“RMB”). The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies.

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s net income due to the exchange rates of the U.S. dollar against the Canadian dollar and the Australian dollar as at December 31, 2024 is summarized as follows:

Currency	Cash and cash equivalents	Trade and other receivables	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in currency
Canadian dollar	$1,783	$199	$6,899	$(1,159)	$(1,121)	$6,601	$660
Australian dollar	—	—	1,994	—	—	1,994	199
	$1,783	$199	$8,893	$(1,159)	$(1,121)	$8,595	$859

(d) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments. All of the Company’s cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

As at December 31, 2024, the Company had $1.4 million lease obligation that are subject to annualized interest rate ranging from 9.2% to 15.6%, and $107.3 million convertible notes liabilities that are discounted at 12.6% of the Company’s unsecured senior convertible notes. The principle of the convertible note is $150.0 million bearing a fixed coupon rate of 4.75% with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

As at December 31, 2024, the Company had $30.2 million mark-to-market value derivative liabilities. With other assumptions unchanged, a change of 25 basis points increase or decrease of market interest would have resulted in a decrease (increase) to the net income of approximately $0.4 million.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requests deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on December 31, 2024 (March 31, 2024 - $nil).

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at December 31, 2024, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to the net income of $1.1 million.

(g) Metal price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals. In line with market practice, the Company prices its metal concentrates based on the quoted market prices and the head grades of its metal concentrates. The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks related to pandemics; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

SILVERCORP METALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(Tabular amounts are in thousands of U.S. dollars, except numbers for share and per share figures or otherwise stated)

24.	SUPPLEMENTARY CASH FLOW INFORMATION

(a) Table below summarizes the information about changes in non-cash operating working capital:

	Three Months Ended December 31,		Nine Months Ended December 31,
Changes in non-cash operating working capital:	2024	2023	2024	2023
Trade and other receivables	$(79)	$1,437	$1,444	$1,497
Inventories	(2,932)	(3,007)	(12,691)	(3,043)
Prepaids and deposits	5,255	(2,313)	2,095	(3,451)
Accounts payable and accrued liabilities	5,733	3,387	13,172	12,819
Deposits received	1,976	390	2,040	454
Due from a related party	102	(29)	5	(202)
	$10,056	$(135)	$6,066	$8,074

(b) Table below summarizes the information related to non-cash capital transactions:

	Three Months Ended December 31,		Nine Months Ended December 31,
Non-cash capital transactions:	2024	2023	2024	2023
Environmental rehabilitation expenditure paid from reclamation deposit	$—	$390	$—	$233
Acquisition of Adventus paid by equity securities	—	—	176,265	—
Additions of plant and equipment included in accounts payable and accrued liabilities	435	1,749	5,246	1,104
Capital expenditures of mineral rights and properties included in accounts payable and accrued liabilities	$(23,972)	$1,106	$4,608	$2,197

(c) Table below summarizes the information related to cash and cash equivalents:

	December 31, 2024	March 31, 2024
Cash on hand and at bank	$204,919	$112,355
Bank term deposits and short-term money market investments	139,736	40,587
Total cash and cash equivalents	$344,655	$152,942